SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32061; File No. 812-14482]

OHA Investment Corporation, et al.; Notice of Application

March 30, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development

companies ("BDCs") and closed-end management investment companies to co-invest in portfolio

companies with each other and with affiliated investment funds.

Applicants: OHA Investment Corporation ("OHAI"); Oak Hill Advisors, L.P. ("OHA"); OHA

Funding GP, LLC, OHA Asset Holdings GP, LLC, OHA Asset Holdings, LP, OHA Asset Holdings

II, LP, OHA Asset Holdings III, LP, OHA Asset Holdings V, LP, OHA Asset Holdings VI, LP,

OHA Funding, LP, OHA/OCI Investments, LLC, OHA Nevada, LLC, Oak Hill Credit

Opportunities Master Fund, Ltd., Oak Hill Credit Opportunities Fund, L.P., OHA Diversified Credit

Strategies Fund Master, L.P., OHA Diversified Credit Strategies Fund, L.P., OHA Diversified

Credit Strategies Fund (Parallel), L.P., OHA Diversified Credit Strategies Master Fund (Parallel II),

L.P., OHA Diversified Credit Strategies Tractor Master Fund, L.P., OHA Structured Products

Master Fund C, L.P., OHA Asia Customized Credit Fund, L.P., OHA Denmark Customized Credit

Fund, L.P., OHA Centre Street Partnership, L.P., OHA Custom Multi-Sector Credit Master Fund,

L.P., OHA Custom Multi-Sector Credit Fund, Ltd., OHA Finlandia Credit Fund, L.P., OHA

Strategic Credit Master Fund II, L.P., OHA Strategic Credit Fund II, L.P., OHA AD Customized

Credit Fund (International), L.P., OHA BCSS SSD, L.P., OHA BCSS SSD, Ltd., OHA MPS SSD, L.P. and OHA MPS SSD, Ltd. (together, the "Existing Co-Investment Affiliates," and the Existing Co-Investment Affiliates together with OHAI and OHA, the "Applicants").

Filing Dates: The application was filed on June 5, 2015 and amended on October 19, 2015, December 18, 2015, and March 18, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 22, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: 1114 Avenue of the Americas, 27th Floor, New York, NY 10036.

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819 or Dalia Osman Blass, Assistant Chief Counsel, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1.   OHAI is a Maryland corporation organized as a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Act.[1] OHAI's investment objective is to generate both current income and capital appreciation primarily through debt investments with certain equity components. A majority of the board of directors ("Board")[2] of OHAI are persons who are not "interested persons," as defined in section 2(a)(19) of the Act (the "Independent Directors") of OHAI.

2.   Each of the Existing Co-Investment Affiliates would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

3.   OHA is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). OHA serves as the investment adviser to OHAI and the Existing Co-Investment Affiliates.

4.   Applicants seek an order ("Order") to permit a Regulated Fund[3] (or a Wholly-Owned Investment Sub) (as defined below) and one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates[4] to participate in the same investment opportunities through a proposed co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under sections 17(d) and 57(a)(4) and rule 17d-1.

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2] The term "Board" refers to the board of directors of any Regulated Fund (as defined below).

[3] "Regulated Funds" means OHAI and any future closed-end investment companies (a) that are registered under the Act or have elected to be regulated as BDCs under the Act, (b) whose investment adviser is an Adviser, and (c) that intend to participate in the Co-Investment Program. The term "Adviser" means OHA and any investment adviser controlling, controlled by or under common control with OHA.

[4] "Co-Investment Affiliates" means the Existing Co-Investment Affiliates and any Future Co-Investment Affiliate. "Future Co-Investment Affiliate" means any entity whose (i) investment adviser is an Adviser, (ii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (iii) that is not a subsidiary of a Regulated Fund, and (iv) that intends to participate in the Co-Investment Program.

"Co-Investment Transaction" means any transaction in which a Regulated Fund (or a Wholly-Owned Investment Sub) participated together with one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or a Wholly-Owned Investment Sub) could not participate together with one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates without obtaining and relying on the Order.[5]

5.   Applicants state that a Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs.[6] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Co-Investment Affiliate or another Regulated Fund because it would be a company controlled by the Regulated Fund for purposes of sections 17(d) and 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the requested Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Board would make all relevant determinations under the conditions with regard to a

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[5] All existing entities that currently intend to rely on the Order have been named as applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the application.

[6] The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Board of a Regulated Fund has the sole authority to make all determinations with respect to the Wholly-Owned Investment Sub's participation under the conditions to the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

6.   In selecting investments for the Regulated Funds, an Adviser will consider only the investment objective, investment policies, investment position, capital available for investment ("Available Capital") and other factors relevant to each Regulated Fund. Each of the Co-Investment Affiliates has or will have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies[7] of each Regulated Fund. To the extent there is an investment opportunity that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more of the Co-Investment Affiliates, the Advisers would expect such Regulated Funds and Co-Investment Affiliates to co-invest with each other, with certain exceptions based on Available Capital or diversification.[8]

7.   After making the determinations required in conditions 1 and 2(a), other than in the case of pro rata Dispositions (as defined below) and Follow-On Investments,[9] as provided in conditions 7 and 8, the applicable Adviser will present each Potential Co-Investment Transaction

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[7] The term "Objectives and Strategies," with respect to each Regulated Fund, means the Regulated Fund's investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "1933 Act"), or under the Securities Exchange Act of 1934 and the Regulated Fund's report to stockholders.

[8] The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[9] "Follow-On Investment" means any additional investment in an existing portfolio company, the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

and the proposed allocation to the directors of the Board that are eligible to vote under section 57(o) of the Act (the "Eligible Directors"). The "required majority," as defined in section 57(o) of the Act ("Required Majority"),[10] of a Regulated Fund will approve each Co-Investment Transaction prior to any investment by the Regulated Fund.

8.   All subsequent activity, meaning either to (a) sell, exchange, or otherwise dispose of an investment (collectively, a "Disposition") or (b) complete a Follow-On Investment, in respect of an investment acquired in a Co-Investment Transaction will also be made in accordance with the terms and conditions set forth in the application. With respect to the pro rata Dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata Disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate and Regulated Fund in such Disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the Disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata Dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such Disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata Dispositions and Follow-On Investments with the result that all Dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

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[10] In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

9.   No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

10.   If an Adviser or its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Co-Investment Affiliates (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable state law affecting the Board's composition, size or manner of election. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Applicants submit that each of the other Regulated Funds and Co-Investment Affiliates may be deemed to be a person related to a Regulated Fund in a manner described by

section 57(b) by virtue of being under common control. Section 57(i) of the Act provides that, until

the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d)

of the Act applicable to registered closed-end investment companies will be deemed to apply to

transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under

section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs.

Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are

registered closed-end investment companies.

2.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a

registered investment company from participating in joint transactions with the company unless the

Commission has granted an order permitting such transactions. In passing upon applications under

rule 17d-1, the Commission considers whether the company's participation in the joint transaction

is consistent with the provisions, policies, and purposes of the Act and the extent to which such

participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants state that in the absence of the requested relief, the Regulated Funds

would be, in some circumstances, limited in their ability to participate in attractive and appropriate

investment opportunities. Applicants believe that the proposed terms and conditions will ensure

that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's

shareholders and with the purposes intended by the policies and provisions of the Act. Applicants

state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent

with the provisions, policies, and purposes of the Act and on a basis that is not different from or less

advantageous than that of other participants.

<u>Applicants' Conditions</u>:

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

1   Each time an Adviser considers a Potential Co-Investment Transaction for a Co-Investment Affiliate or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   (a)   If the applicable Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

         (b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the maximum amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

         (c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment

Transaction, including the amount proposed to be invested by each Regulated Fund and each Co-Investment Affiliate to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Co-Investment Affiliates only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not involve overreaching in respect of the Regulated Fund or its stockholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the Regulated Fund's stockholders; and

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by the other Regulated Funds or any Co-Investment Affiliates would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Fund or Co-Investment Affiliate; provided that, if any other Regulated Fund or Co-Investment Affiliate, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the Adviser agrees to, and does, provide periodic reports to the Board

of the Regulated Fund with respect to the actions of such director or the information

received by such board observer or obtained through the exercise of any similar right

to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any other Regulated Fund, or any

Co-Investment Affiliate, or any affiliated person of either receives in connection

with the right of any other Regulated Fund or a Co-Investment Affiliate to nominate

a director or appoint a board observer or otherwise to participate in the governance

or management of the portfolio company will be shared proportionately among the

participating Co-Investment Affiliates (which each may, in turn, share its portion

with its affiliated persons) and the participating Regulated Funds in accordance with

the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers,

the Co-Investment Affiliates, the other Regulated Funds or any affiliated person of any of

them (other than the parties to the Co-Investment Transaction), except (A) to the extent

permitted by condition 13, (B) to the extent permitted by sections 17(e) or 57(k) of the Act,

as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the

parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation

described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-

Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund, on a

quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds and Co-Investment Affiliates during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8 below,[11] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Co-Investment Affiliate, or any affiliated person of another Regulated Fund or Co-Investment Affiliate is an existing investor.

6.   A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Co-Investment Affiliate. The grant to a Co-Investment Affiliate or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Co-Investment Affiliate or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

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[11] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(i)   notify each Regulated Fund that participated in the Co-Investment

Transaction of the proposed Disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated

Fund in the Disposition.

(b)   Each Regulated Fund will have the right to participate in such Disposition on

a proportionate basis, at the same price and on the same terms and conditions as those applicable to

any participating Co-Investment Affiliates and any other Regulated Funds.

(c)   A Regulated Fund may participate in such Disposition without obtaining

prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment

Affiliate and Regulated Fund in such Disposition is proportionate to its outstanding investments in

the issuer immediately preceding the Disposition; (ii) the Board of the Regulated Fund has

approved as being in the best interests of the Regulated Fund the ability to participate in such

Dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board

of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in

accordance with this condition. In all other cases, the applicable Adviser will provide its written

recommendation as to the Regulated Fund's participation to the Regulated Fund's Eligible

Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a

Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Co-Investment Affiliate and each Regulated Fund will bear its own

expenses in connection with any such Disposition.

8.   (a)   If any Co-Investment Affiliate or any Regulated Fund desires to make a

Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment

Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate and each Regulated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Follow-On Investments made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund's participation to the Regulated Fund's Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the Follow-On Investment is not based on the Co-Investment Affiliates' and the Regulated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Co-

Investment Affiliates, collectively, in the same transaction, exceeds the amount of the

investment opportunity; then the investment opportunity will be allocated among them pro

rata based on each participant's Available Capital, up to the maximum amount proposed to

be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will

be considered a Co-Investment Transaction for all purposes and subject to the other conditions set

forth in the application.

9.   The Independent Directors of each Regulated Fund will be provided quarterly for

review all information concerning Potential Co-Investment Transactions and Co-Investment

Transactions, including investments made by the Co-Investment Affiliates and the other Regulated

Funds that the Regulated Fund considered but declined to participate in, so that the Independent

Directors may determine whether all investments made during the preceding quarter, including

those investments that the Regulated Fund considered but declined to participate in, comply with

the conditions of the Order. In addition, the Independent Directors will consider at least annually the

continued appropriateness for the Regulated Fund of participating in new and existing Co-

Investment Transactions.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the

Act as if each of the Regulated Funds were a BDC and each of the investments permitted under

these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Independent Director of a Regulated Fund will also be a director, general partner,

managing member or principal, or otherwise an "affiliated person" (as defined in the Act), of any

Co-Investment Affiliate.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Co-Investment Affiliates and the Regulated Funds, be shared by the participating Co-Investment Affiliates and the participating Regulated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.   Any transaction fee[12] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Co-Investment Affiliates and Regulated Funds on a pro rata basis based on the amount they each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Co-Investment Affiliates and Regulated Funds based on the amount each invests in such Co-Investment Transaction. None of the Co-Investment Affiliates, the Regulated Funds, the Advisers nor any affiliated person of the Regulated Funds or Co-Investment Affiliates will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Co-Investment Affiliates and the Regulated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment

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[12] Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

advisory fees paid in accordance with their respective investment advisory agreements with the Regulated Funds and Co-Investment Affiliates).

14. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable state law affecting the Board's composition, size or manner of election.

 For the Commission, by the Division of Investment Management, under delegated authority.

      Robert W. Errett
      Deputy Secretary